EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Compugen Ltd. Reports Third Quarter 2013 Financial Results

Immune checkpoint related achievements include first collaboration agreement for cancer immunotherapy and experimental results supporting additional candidates

Scientific Advisory Board for Oncology and Immunology formed

TEL AVIV, ISRAEL – October 29, 2013 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter and nine months ending September 30, 2013.

Anat Cohen-Dayag, Ph.D., President and CEO of Compugen, stated, “After more than a decade of focused research and infrastructure building, we are now demonstrating significant progress in the first, of what we hope to be, a number of new and exciting product oriented chapters in the evolution of Compugen. This first chapter relates to our ongoing activities in the field of immune checkpoint proteins, a field of great promise and interest.

Dr. Cohen-Dayag continued, “During the past quarter we entered with Bayer Pharma AG our first immune checkpoint related collaboration agreement. In addition, we disclosed experimental results supporting a third immune checkpoint related product candidate for oncology and results supporting additional potential indications for a previously disclosed candidate. We also formed a Scientific Advisory Board of world experts to provide insight and guidance in this area, and more generally in the Company’s focus areas of immunology and oncology.”

Dr. Cohen-Dayag concluded, “The field of immune checkpoint based therapies was selected for the first focused use of Compugen’s predictive discovery capabilities. Therefore, it is extremely gratifying to see how our continuing achievements in this field are now providing the potential to establish Compugen as a significant contributor in the worldwide fight against cancer and the treatment of autoimmune diseases through therapies based on immune checkpoints, while at the same time, demonstrating the value of the unique predictive discovery infrastructure that we have established.”

Revenues for the third quarter of 2013 and the nine months ending September 30, 2013 were $1.6 million and $1.8 million, respectively, compared with $108,000 for both comparable periods in 2012. Revenues reported for the most recent periods included the portion of the non-refundable upfront payment received under the August 2013 collaboration and license agreement with Bayer Pharma AG (“Bayer Agreement”) that was recognizable during such periods in accordance with U.S. GAAP revenue recognition accounting.

Cost of revenues for the third quarter of 2013 and the nine months ending September 30, 2013 were $1.5 million and $1.7 million respectively, compared with $33,000 for both comparable periods in 2012. The increase reflects the certain research and development expenses attributed to the Bayer Agreement and royalties to the Israeli Chief Scientist Office, in accordance with Israeli research grants rules. In addition, cost of revenues for the third quarter of 2013 and the nine months ending September 30, 2013 also include certain payments we made pursuant to the research and development funding arrangements related to the Bayer Agreement’s upfront payment.

Net loss after taxes for the most recent quarter was $4.7 million (after reflecting a non-cash expense of $1.0 million related to stock-based compensation and non-cash financial loss of $2.1 million related to the accounting for certain research and development funding arrangements as further described below), or $0.12 per share, compared with a net loss of $3.5 million (after reflecting a non-cash expense of $708,000 related to stock-based compensation and a non-cash financial income of $58,000 related to the research and development funding arrangements), or $0.10 per share, for the corresponding quarter of 2012.

Net loss after taxes for the first nine months of 2013 was $11.2 million (after reflecting non-cash expense of $2.4 million related to stock-based compensation and a non-cash financial loss of $1.7 million related to the research and development funding arrangements), or $0.29 per share, compared with net loss of $8.3 million (after reflecting a non-cash expense of $1.8 million related to stock-based compensation and non-cash financial income of $1.3 million related to the research and development funding arrangements), or $0.23 per share, for the same nine-month period in 2012. The increase in net loss for the first nine months of 2013 compared with the same nine-month period in 2012, resulted in large part from increased cost of revenues and research and development expenses, net, as further discussed below.

Research and development expenses, net, were $2.8 million for both the third quarter of 2013 and 2012, and remain the Company’s largest expense. Research and development expenses, net, were $9.0 million for the first nine months of 2013, compared with $6.8 million for the first nine months of 2012. The growth in research and development expenses, net, for the first nine months of 2013 reflects establishment and initiation of activities at the South San Francisco operation as well as increasing levels of activity in support of the Company’s Pipeline Program.

As of September 30, 2013 and December 31, 2012, the liability related to the "Research and development funding arrangements" amounted to $14.1 million and $7.9 million, respectively, resulting from the accounting for the Baize research and development funding arrangements signed in December 2010 and December 2011, and as amended in April 2013. The liability balances do not reflect future cash payment obligations and are primarily related to the estimated fair values of the derivative instruments resulting from the right of Baize to waive its right to receive potential future payments in exchange for Compugen ordinary shares. Therefore such liability balances will reflect changes in the market value of Compugen ordinary shares.

As of September 30, 2013, cash and cash related accounts totaled $44 million, which includes net proceeds from the at-the-market sale during the third quarter of 2013 by the Company of 584,927 Compugen ordinary shares at an average price of $9.23 per share pursuant to a registration statement filed January 11, 2011 and a subsequent sales agreement entered into with Cantor Fitzgerald & Co. Such September 30, 2013 cash and cash accounts balance does not include the market value of Compugen’s holdings of Evogene Ltd.'s shares at such time.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its third quarter 2013 results today, October 29, 2013 at 10:00 a.m. EST. To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0609 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5921 internationally. The replay will be available through November 1, 2013.

(Tables to follow)

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology.  The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of selected product candidates from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. In 2012, Compugen established operations in California for the development of oncology and immunology monoclonal antibody therapeutic candidates against Compugen drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, include words such as “may,” “expects,” “anticipates,” “potential,” “believes,” and “intends,” and describe opinions about future events. Forward-looking statements in this press release include, but are not limited to, statements that Compugen's achievements in the field of immune checkpoint based therapies are providing the potential to establish Compugen as a significant contributor in the in the worldwide fight against cancer and the treatment of autoimmune diseases through therapies based on immune checkpoints. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2012 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892

COMPUGEN LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013 Unaudited	2012 Unaudited	2013 Unaudited	2012 Unaudited

Revenues	1,590	108	1,774	108
Cost of revenues	1,465	33	1,699	33
Gross profit	125	75	75	75

Operating expenses
Research and development expenses, net	2,842	2,787	9,018	6,834
Marketing and business development expenses	415	147	767	498
General and administrative expenses	1,270	765	3,375	2,444
Total operating expenses *	4,527	3,699	13,160	9,776

Operating loss	(4,402)	(3,624)	(13,085)	(9,701)
Financing income (loss), net **	(185)	114	2,085	1,446
Net loss before taxes	(4,587)	(3,510)	(11,000)	(8,255)
Taxes on income	155	-	155	-
Net loss	(4,742)	(3,510)	(11,155)	(8,255)

Basic net loss per ordinary share	(0.12)	(0.10)	(0.29)	(0.23)
Weighted average number of Ordinary shares used in computing basic net loss per share	39,145,119	35,991,398	38,217,843	35,750,276
Diluted net loss per ordinary share	(0.12)	(0.10)	(0.29)	(0.30)
Weighted average number of Ordinary shares used in computing diluted net loss per share	39,145,119	36,797,405	38,217,843	36,406,301

* Includes non-cash stock based compensation.
** Includes non-cash expenses related to the Baize research and development funding arrangements.

 COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30, 2013	December 31, 2012
	Unaudited	Audited
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	$43,837	$19,589
Restricted cash	101	96
Investment in Evogene	3,985	5,196
Other accounts receivable and prepaid expenses	1,917	690
Receivables on account of shares	2,011	-
Total current assets	51,851	25,571

Non-current investments
Severance pay fund	2,007	1,728
Total non-current investments	2,007	1,728

Long-term prepaid expenses	185	360

Deferred tax asset	201	-

Property and equipment, net	1,143	1,250
Total assets	$55,387	$28,909

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other accounts payable, accrued expenses and trade payables	$3,425	$1,384
Deferred revenue	5,781	-
Total current liabilities	9,206	1,384

Long-term liabilities
Research and development funding arrangements	14,102	7,872
Deferred revenue	2,720	-
Accrued severance pay	2,329	1,981
Total long-term liabilities	19,151	9,853

Total shareholders’ equity	27,030	17,672
Total liabilities and shareholders’ equity	$55,387	$28,909